EXHIBIT 99.1

PRESS RELEASE

Uganda and Tanzania: launch of the Lake Albert Resources Development Project

Paris, February 1, 2022 – During a ceremony held in Kampala, in the presence of Yoweri Museveni, President of the Republic of Uganda, Philip Mpango, Vice-President of the United Republic of Tanzania, Patrick Pouyanné, Chairman and CEO of TotalEnergies, and representatives of the China National Offshore Oil Corporation (CNOOC), the Uganda National Oil Company (UNOC) and the Tanzania Petroleum Development Corporation (TPDC), the Lake Albert Development Project partners announced the final investment decision and the launch of this major project representing a total investment of approximately $10 billion.

The Lake Albert development encompasses the Tilenga and Kingfisher upstream oil projects in Uganda and the construction of the East African Crude Oil Pipeline (EACOP) in Uganda and Tanzania. The Tilenga project, operated by TotalEnergies, and the Kingfisher project, operated by CNOOC, are expected to start producing in 2025 and to reach a cumulative plateau production of 230,000 barrels per day. The upstream partners are TotalEnergies (56.67%), CNOOC (28.33%) and UNOC (15%). Production from the oil fields in Uganda will be transported to the port of Tanga in Tanzania through the EACOP cross-border pipeline, whose shareholders are TotalEnergies (62%), UNOC (15%), TPDC (15%) and CNOOC (8%).

All partners are committed to implementing these projects in an exemplary manner, taking into consideration the environmental and biodiversity stakes, as well as the rights of the concerned communities, in accordance with the stringent performance standards of the International Finance Corporation (IFC). In this context, the land acquisition program is currently underway, incorporating areas of improvement identified by independent third-party reviews performed after the first phase of this program led in 2018-2019.

Furthermore, TotalEnergies is committed to implementing action plans that will have a net positive impact on biodiversity as part of the implementation of these projects. In close liaison with the authorities and stakeholders concerned with nature conservation in Uganda and Tanzania, these action plans will be implemented in collaboration with neighboring communities and under the supervision of an independent institution.

" The development of Lake Albert resources is a major project for Uganda and Tanzania, and our ambition is to make it an exemplary project in terms of shared prosperity and sustainable development. We are fully aware of the important social and environmental challenges it represents. We will pay particular attention to use local skills, to develop them through training programs, to boost the local industrial sector in order to maximize the positive local return of this project," said Patrick Pouyanné, chairman and CEO of TotalEnergies. "With today's signing of a framework agreement on renewable energy, we are laying the foundation to implement our multi-energy strategy in Uganda and contribute to people's access to energy.”

This oil development is in line with TotalEnergies' strategy of only approving new projects if they are low-cost and low emissions. In particular, the design of the facilities incorporates several measures to limit greenhouse gas emissions well below 20 kg CO2eq/boe, including the extraction of Liquefied Petroleum Gas for use in regional markets as a substitute for burning biomass, and the solarization of the EACOP pipeline.

TotalEnergies and the Ugandan Ministry of Energy and Minerals also signed today a Memorandum of Understanding (MoU) for the development of renewable energy with the objectives of developing 1 GW of installed capacity, promoting access to electricity and clean energy, supporting national climate change objectives through the deployment of carbon footprint reduction projects.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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